Exhibit 99.1 News Release

For immediate release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

Bell announces offering of Series US-5 Notes and Series US-6 Notes

MONTRÉAL, August 9, 2021 – Bell Canada (Bell) today announced the public offering in the United States of US $1.25 billion aggregate principal amount of Notes in two series (the US Offering). The US $600 million 2.150% Series US-5 Notes will mature on February 15, 2032 and will be issued at a price of US $99.561 per $100 principal amount for a yield to maturity of 2.197%. The US $650 million 3.200% Series US-6 Notes will mature on February 15, 2052 and will be issued at a price of US $99.961 per $100 principal amount for a yield to maturity of 3.202%. The Notes are being publicly offered in the United States through a syndicate of underwriters. Closing of the offering of the Notes is expected to occur on August 12, 2021, subject to customary closing conditions. The Notes will be fully and unconditionally guaranteed by BCE Inc.

Bell plans to apply a portion of the net proceeds from the US Offering towards the $2.07 billion cost of 3500 MHz spectrum licenses it agreed to acquire pursuant to the Canadian spectrum auction completed in July 2021 and the balance for the repayment of short-term debt and general corporate purposes.

The US Offering is being made in the United States pursuant to a prospectus supplement dated August 9, 2021 to Bell’s short form base shelf prospectus dated November 16, 2020 filed with the Securities and Exchange Commission as part of an effective shelf registration statement on Form F-10. The Notes are not being offered in Canada or to any resident of Canada.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Copies of the short form base shelf prospectus and the prospectus supplement relating to the offering of the Notes filed with securities regulatory authorities in the United States may be obtained from the Investor Relations department of Bell Canada at Building A, 8th floor, 1 Carrefour Alexander-Graham- Bell, Verdun, Québec, H3E 3B3 (telephone 1-800-339-6353). Copies of these documents are also available electronically on the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators (SEDAR), at www.sedar.com, or on the Electronic Data Gathering, Analysis, and Retrieval system, administered by the US Securities and Exchange Commission (EDGAR) at www.sec.gov.

Caution Concerning Forward-Looking Statements

Certain statements made in this news release are forward-looking statements, including, but not limited to, statements relating to the expected timing and completion of the proposed sale of the Notes, the intended use of the net proceeds of such sale and other statements that are not historical facts. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements, by their very nature, are subject to

News Release

inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are presented in this news release for the purpose of giving information about the proposed offering referred to above. Readers are cautioned that such information may not be appropriate for other purposes. The timing and completion of the abovementioned proposed sale of the Notes is subject to customary closing terms and other risks and uncertainties. Accordingly, there can be no assurance that the proposed sale of either series of the Notes will occur, or that it will occur at the expected time indicated in this news release.

About Bell

Bell is Canada’s largest communications company, providing advanced broadband wireless, TV, Internet media and business communication services throughout the country. Founded in Montréal in 1880, Bell is wholly owned by BCE Inc. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities with a commitment to the highest environmental, social and governance (ESG) standards. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Caroline Audet

514-391-9794

caroline.audet@bell.ca

@Bell_News

Investor inquiries:

Richard Bengian

514-786-8219

richard.bengian@bell.ca